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Exhibit (a)(12)

Optionholder Q&A

What will happen to my options in connection with the merger?

        The transaction consists of two steps: 1) a tender offer; and 2) a merger. If AMX shareholders tender a majority of the outstanding common stock to Duchossois (through its indirect affiliate, Amherst Acquisition Co.), then the tender offer may close, in which case a change of control will occur, causing all unvested AMX stock options then outstanding to vest immediately.

        Upon completion of the merger, all of your options, to the extent not already exercised, will be exchanged for $22.50 in cash less the applicable per share exercise price and applicable withholding taxes.

When will the merger be completed?

        If Duchossois obtains 90% or more of the outstanding common stock during the offering period, the merger will become effective shortly thereafter. If the 90% threshold is not met during the offering period, then the merger process will take additional time. The merger could occur as early as this Thursday, March 24, 2005, or as late as June 15, 2005, depending on the number and timing of shares of common stock tendered by shareholders of the Company as noted above. However, although AMX expects that the merger with Duchossois will be completed at some point in the future, there is no certainty that such merger will ultimately occur.

Can I exercise my vested options & sell the related stock now?

        Yes. You can exercise all of your vested options and sell the related stock between now and the time the merger closes. However, you should keep in mind that sales of shares prior to the completion of the merger will be at the market price at the time of such sale, which may be different than $22.50 per share, and such sales remain subject to the restrictions of the Company's Insider Trading Policy. In addition, if you exercise your vested options now, you may incur normal broker fees with E*TRADE in connection with any exercise, whereas broker fees will not be incurred if you choose to exchange your options in connection with the merger. The Company will pay any fees related to stock options exchanged through the Company in connection with the merger.

When will I receive my cash payout if I exchange my options for cash in connection with the merger?

        If the merger closes, we expect that you will receive your cash payout within 5 to 10 business days after the date of closing. The payment will be made through our normal payroll process.

Will taxes be withheld from my cash payout?

        Yes. Amounts realized from stock options are subject to federal income tax. In addition, non-qualified stock options (generally those options issued by the Company in 2001 and thereafter) are also subject to Social Security (up to the applicable limit) and Medicare taxes. Consistent with the usual procedures for exercising stock options, we will withhold all applicable taxes from the cash payout.

Do I need to fill out any forms?

        If you wish to exercise vested stock options now and sell into the market, subject to the Company's Insider Trading Policy, you may use the normal exercise procedure through your E*TRADE account until notified otherwise. If you prefer to receive the cash payout from the Company following the completion of the merger, please complete and return the Acceptance and Acknowledgement Form that has been provided to you by Human Resources. You will need to complete the Acceptance and Acknowledgement Form prior to receiving the cash payout.

Can I get a statement showing the total options granted to me and how many are currently vested?

        You have been provided a statement showing your current unvested and vested options as of the close of business on Monday, March 21, 2005. In the event that you exercise any of your options following the optionholder meeting and you would like to get an updated statement, please call or email Human Resources.

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Optionholder Q&A